Shareholder meeting
On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 20,592,871 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                                 WITHHELD
                                          FOR                    AUTHORITY
Patti McGill Peterson                     20,342,456             242,630
Steven Pruchansky                         20,345,281             239,805
Norman H. Smith                           20,336,079             249,007

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2004, with the votes tabulated as follows: 20,244,778 FOR, 172,312 AGAINST and 175,783 ABSTAINING.